UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12 (g) of The Securities Exchange Act of 1934

PEBBLE BEACH ENTERPRISES, INC.
a Nevada corporation
1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067

Common Stock, $0.001 par value
to be registered under Section 12(g) of The Securities Exchange Act of 1934

IRS Employer Identification No.: 87-0733770

Description of Business

History and Structure. We were incorporated in July of 2004 as Pebble Beach Enterprises, Inc. in the state of Nevada. From the date of incorporation until August of 2004, we were a wholly-owned subsidiary of Fresh Veg Broker.com, Inc., a Nevada corporation. Then, in August of 2004, we were spun off from Fresh Veg, and in that process the shares held by Fresh Veg were distributed to its own shareholders on a pro rata basis, making our shareholder base exactly the same as Fresh Veg’s shareholder base.

The business purpose of the spin-off was to separate three distinct, disparate business plans so that different, separate entities could focus on each business plan. Prior to the spin-off, there was a parent company - Fresh Veg - and two subsidiaries. We were one of the two subsidiaries. Our business plan is for a real-estate investment firm, as described below. The business plan belonging to the other former subsidiary of Fresh Veg was for a commodities brokerage business which specializes in buying commodities and re-selling them. Additionally, our then-parent company had planned on acquiring a third subsidiary which had certain technologies designed to assist medical insurance companies in securely receiving hospital data. Therefore, it was determined that three business plans - each requiring vastly different types of energy, talent and resources to operate - was too dispersing to be operated by one conglomerate, and so the two subsidiaries, including us, were spun off.

Subsequent to our being spun off from Fresh Veg, Fresh Veg changed its name to Tiger Team Technologies, Inc. officially on August 16, 2004, in order to better reflect the change in its business from a real estate investment business - which is the business we inherited - to a company that dealt with certain technologies designed to assist medical insurance companies in securely receiving hospital data.

What We Do. We are a real estate investment corporation with three areas of operation: a) real estate acquisition and re-sale; b) real estate development and re-sale; and c) real estate consulting and joint ventures.

First Area of Operation: Real Estate Acquisition and Re-Sale

The business model for our real estate acquisition and re-sale area of operation begins with a search for properties in our geographic region of concentration: central and coastal California. We look for either fully developed land with residential, commercial or industrial structures already in place, or land that is vacant but with its infrastructure fully integrated - including grading and tract map completed; plumbing and other services available to the site; and all titles, liens, easements and other due diligence rights established and uncontested. The size of the parcel is unimportant; we look for all sizes of property, from 1/10th of an acre to over one thousand acres. Whether the land is fully developed and built, or vacant but with completed infrastructure, we look for real estate that we believe to be undervalued. Using no-interest loans from corporations controlled by members of our management team, we purchase these undervalued lots and then re-sell them as soon as practicable for a profit. The loan is paid off and the profit is retained in our account.

As an example of this business model, we purchased a house located in the Avalon neighborhood of Bakersfield, California on February 24, 2005 for $200,655 and sold it to two individuals through a real estate broker on March 31, 2005 for $287,500, for a total recorded gross profit of $86,845. Adavco, Inc., a corporation controlled and operated by our director, Annette Davis, lent us $310,000 to make the purchase of the property, and we repaid Adavco the principal amount, with all interest forgiven, which we are recording as paid-in capital. Please see our financial statements.

Second Area of Operation: Real Estate Development and Re-Sale

Our second area of operation, real estate development and re-sale, begins with identifying properties of any size in our geographic region of concentration we believe are undervalued which are neither developed nor integrated into any infrastructure. Typically, these properties are farmland or unused land in a rural area. We perform due diligence on the property - explained below - and then, if we determine the property is feasible, we purchase the property using a loan from a corporation controlled by our sole Director Annette Davis, and proceed to upgrade the land by integrating it with infrastructure. This process of doing due diligence and upgrading the undeveloped land has several steps:

First, we search the public records in order to perform proper due diligence on the property. Owners of the underground mineral rights are identified, as are the owners of the surface rights. Titles, deeds, liens, easements, any applicable zoning variances and all other encumbrances and any other issues are enumerated. Based upon a review of this due diligence, a determination is made as to whether the project is feasible and the property is worth buying. If it is, we make an offer to purchase it.

Second, upon purchasing the property, we upgrade it by creating an approved tract map, the process for which starts when we prepare budgets and projections for development, and then draw up an in-house study map. The study map becomes a tentative tract map which outlines the number of residential lots that will fit on the land. This tentative tract map is submitted to the relevant municipality for approval.

It is during this time that we also prepare an Environmental Impact Report, if applicable. This means we are mitigating all of the possible environmental impacts that our project might create on the environment. Examples of Environmental Impact Reports include a traffic impact study to investigate the effects that a new neighborhood being created would have on the aggregate traffic in the surrounding area; an agricultural conversion study, to show the effect, if any, on overall agricultural land if the property in question was converted to residential land; and air quality study, to look into how much pollution might be created because of the new housing development. All of the studies have to be addressed and all regulatory and municipal issues mitigated. Often we might have to widen roads or add traffic signals, or give a certain amount of money for each proposed house to an environmental club or agency in order to make the project suitable to all the regulatory and municipal bodies.

Where zoning is an issue, it is addressed at this juncture as well. Oftentimes, agricultural farmland, which has a zoning designation of “agricultural”, has already been given an alternative zoning designation, such as “residential” or “commercial”, by the county or other municipality in which the agricultural property sits. This alternative zoning designation is available as an option to the owners of the agricultural property if and when they wish to develop the property. When a piece of agricultural property is being developed we generally apply for the alternative zoning designation, which can take six to nine months. However, occasionally we seek to change the alternative zoning designation - for example, when a piece of agricultural land is given the alternative zoning of “residential” but which we wish to develop as “commercial”. To change the alternative zoning we have to apply for a General Plan Amendment zone change with the city or county. Because each municipality is only allowed by law to make GPA’s four times per year, it usually takes nine months or longer to be approved for a GPA zone change.

Third, we continue to upgrade the property by integrating it with available infrastructure, which will classify the property as “finished”, meaning ready to build on. This final step of development consists of grading the land, installing sewers, drains, curbs, gutters, utilities and streets. We tell the construction crews where the entry and exit points for electric are. Once the electric company, Pacific Gas & Electric, sends their plan to the engineer, it is then forwarded to all the other utility companies, including cable, gas and telephone, who then review the plan and try to construct their respective plans around PG & E’s in order to use the same trench if possible. Complete utility plans are a composite with all utilities shown in an overlay to PG & E’s.

Once everything has been installed, tested and approved by all relevant governmental bodies, the development is ready to be sold as finished lots.

Once the upgrading of the property is complete, large construction companies as well as local builders can be approached to negotiate a purchase and sales agreement with Pebble Beach. When the project closes escrow Pebble Beach pays back the loan and records the remainder as profit.

Third Area of Operation: Consulting and Joint Ventures

Finally, under those circumstances where we are not buying undeveloped land ourselves, we offer our services to third parties as real estate consultants, and we actively seek to do joint ventures with owners of undeveloped land.

Under this business model, we are not able to purchase the undeveloped land ourselves. Either a) another firm has purchased the undeveloped land before we were able to, or b) the owner of the undeveloped land refuses to sell the property to us.

In the case of a) above, we offer our services as consultants to those buyers of undeveloped land who are not familiar with all of the complex laws and regulations relating to the performance of due diligence on any given piece of property in the central and coastal region of California.

Due diligence on properties in our geographical area of concentration is complex because California, and in particular the counties making up the central and coastal regions of the state, have stringent requirements with regard to the establishment not only of surface rights for any given piece of real estate, but the underground mineral rights as well, including rights to any oil, natural gas, gemstones, etc. that may possibly be found below the surface on the property. In order to build or develop on land, 75% of the mineral rights must be obtained. These state, county and various municipal requirements include the careful establishment of the identities of the owners of both surface and mineral rights to each piece of property. In many cases, this can often be a very complex matter because often the surface owner is not the same as the mineral rights owner and furthermore, mineral rights owners tend to be dispersed, having typically received these rights through such instruments and transactions as inheritance, legal settlements and judgments, etc. Adding complexity is the fact that mineral rights may also be, and oftentimes are, split among more than one party, and therefore a property may have multiple mineral rights owners, none of whom may make themselves readily known.

With identification of the proper mineral rights and surface rights owners so complex, we can offer our services as real estate consultants to those who have purchased a property without having done the proper due diligence first. We can help track down, through public records, the owners of both surface and mineral rights, as well as identify and sort out liens, easements, titles, deeds, taxes and any and all other issues related to the property. The inability to obtain such rights is a significant impediment to development in the central and coastal California. Most companies needing mineral rights waived cannot get the work done because they have no way of finding the mineral owners. We have the ability to find and contact these individuals through our knowledge of Town Hall records and intimate knowledge with the local geography and demography. We believe we can save time for companies by doing this research.

After performing due diligence on the property, we can then offer our services as development consultants, using our expertise in helping the buyers of the property to prepare study maps and tract maps, and obtain the construction work necessary to grade the property and install infrastructure, including sewer and electric.

In the case of b) above, where we approach an owner of undeveloped land and the owner refuses to sell to us, we will offer to enter into a joint venture with that owner, wherein the owner retains ownership of the undeveloped land - typically this is farmland - and we prepare the due diligence and help with preparing the infrastructure - as described above - as well as locate a buyer, all in exchange for half of the proceeds.

This unique joint venture business model is essentially a profit-sharing agreement with the owner. Under this model, the profit sharing structure states what the raw undeveloped land is worth at that moment in time. Then we break out the costs to develop the land and what the land will be worth after the land has been developed. Once those numbers have been figured we strike a deal with the client/landowner based on the profit of the developed land minus the undeveloped raw land.

Formula: (price per acre for developed land) - (price per acre for raw land) ÷ 50%

Example: $100,000 per acre for developed land - $40,000 per acre for raw land = $60,000 per acre profit ÷ 50% (Pebble Beach’s portion of the proceeds) = $30,000 in revenue for Pebble Beach per acre of land.

This formula allows the client to maximize the amount of profit on their land, enticing them to go into joint-venture with us, despite them not wishing to sell us the land outright. This also minimizes the risk to us if the price of the land depreciates during the due diligence and development periods.

Competition. Our competition is varied and disperse, ranging from individual real estate speculators to large homebuilders such as Richmond Homes, Castle and Cooke, and Paramount Homes. We believe our advantages over individual real estate speculators is our management team’s knowledge of the geography and demography of the area and our ability to close escrow faster because we are able to purchase an entire property without applying for a bank loan. We believe we are able to compete with the larger home builders because of our experience researching mineral rights which have proven to be a stumbling block for larger companies to understand, let alone sort out efficiently.

Furthermore, to our knowledge, no competitor offers the joint venture profit sharing plan that we do to landowners reluctant to sell their land outright.

The main competitive factors in our industry is price which you are willing to buy real estate, the price at which you are willing to sell, ability to close escrow quickly, obtaining mineral and all other rights efficiently, and knowledge of the area and ability to foresee areas in which real estate values are likely to rise.

Regulation. We are not a homebuilder, nor are we associated with any construction company; we therefore are not subject to the myriad state and municipal building codes and other construction-related regulations. As mentioned above, however, when we deal with undeveloped land, we must contend with mineral rights, surface rights, zoning laws, Environmental Impact Reports, which could include traffic, air quality and agricultural impact issues, as well as other issues related to General Plan Amendments administered by each municipality. We shall handle each of these regulatory factors in the manner described above, and have fully integrated the significant delays these regulatory issues will cause into our business model. Indeed, our facility in handling these regulatory matters serves as the basis for our third area of operation, consulting, as we describe above.

Suppliers and Customers. We supply our own real estate prospects by scouring the region for available land and other property that fits our criteria. Construction companies are contacted when it is necessary to install infrastructure to undeveloped land. Some of the construction companies we use to develop infrastructure include mostly local companies such as Bradford and Sons Construction, Mike Atkinson Landscaping, Jaime Ramirez Concrete Works and Stan Quintos Finish Works.

Our customers are developers and home builders, such as Lennar Homes, Beazer Homes and Ennis Homes. We will also be selling lots to various individual homebuilders like Bob Grujalva and James Bradford, and homebuyers such as the house we sold to local Bakersfield couple Harold and Leila Scott. It is a quirk of the industry that some of our competitors - such as homebuilders - are also our customers. This is due to the fact that homebuilders are always looking for land, and if we can purchase it before they can get to it, then we can re-sell it to them later.

Research and Development. We spent no money on research and development in the last two years, relying instead on the experience of our management team, Aaron Hashim, Lesa Hashim, Jennifer Davis and Annette Davis, to make any amendments to our business or marketing plans.

Employees. We have no formal employees. Instead, our four management personnel - Aaron Hashim, Lesa Hashim, Jennifer Davis and Annette Davis - each dedicate 7-21 hours per week to conduct the business and prepare all requisite administration, including this filing.

Management’s Discussion and Analysis or Plan of Operation.

Liquidity and Cash Requirements. As of September 30, 2005, our cash on hand was $40,084. We anticipate our administrative and other non-real estate investment operational expenses over the coming twelve months to be approximately $25,000, including approximately $10,000 in accounting and audit expenses. We therefore fully anticipate meeting our cash requirements over the next twelve months. We arrive at a projected cash requirement of $25,000 over the next year based on the assumptions that a) we will continue to receive our office space rent-free; b) our expenses will be limited to administrative costs and costs of inspcetion of produce; and c) that our auditors’ costs will be relatively stable. Based on our past auditors’ costs, as well as our past administrative costs, we anticipate needing $25,000 for the next 12 months to satisfy our cash requirements. This will increase significantly if we begin any advertising campaigns, as discussed below in our Marketing subsection.

In terms of our real estate investment operational expenses, we rely principally on Adavco, Inc., a corporation controlled by our sole Director Annette Davis, to loan us money at no interest in order to purchase or upgrade real estate.

Industry Trends. As population in our geographic area of concentration grows, and speculation increases, real estate prices have been increasing rapidly over the past seven years. There is concern among some that prices will begin to rise far less rapidly or even decrease over the next several years, as the high prices cause excessive building of residential and other structures. We do believe prices will rise less rapidly in the future, but do not believe prices will decrease in our area of California. In any event, if prices did decrease, we would enter into more joint venture profit sharing agreements with owners of undeveloped land, which would expose us to less risk since we would never own the land.

How We Make Our Money and Results of Operations. The business model for our first area of operation, buying a developed piece of land with or without a structure already built on it, beings in revenue when we re-sell it at a premium and retain the profits on the sale.

Thus far, we have completed three such transactions. The first two transactions were two finished lots of land of approximately ½ acre each, located in the Western Rosedale neighborhood of Bakersfield, California, with no structures built on them, which we bought together on August 30, 2004 for $290,953 each from Calle Cerca Investments. Our market research indicated that each of these lots were likely $10,000 - $15,000 undervalued due to the scarcity of such lots in this area of the city of Bakersfield, California. We contacted a local broker, Steve Lantz, who had many clients in need of finished, vacant lots, and on January 16, 2005 we sold one of the two lots for $159,000 to a local private couple, and we sold the other lot for $165,000 on February 17, 2005 to Gracie Land Company. Total gross profit was $30,500 after paying a commission of $3,500 to the broker Steve Lantz.

The third transaction, described in a previous section, began on February 24, 2005, when we purchased a house on a finished lot of approximately 8,000 square feet for $200,655. We sold this house through a real estate broker on March 31, 2005 for $287,500, for a total gross profit of $86,845.

We do pay out commissions on some of our transactions. For example, when escrow closed on the sale of the house on March 31, 2005, we paid a $45,000 in commissions to three corporations controlled by members of our management, leaving approximately $40,000 of the original $86,845 profit in our account. However, we did not pay commissions on the sale of either of the two finished lots. We have no set system in place for determining how or when commissions are paid.

The business model for our second area of operation, purchasing undeveloped land, brings in revenue in a similar fashion. After we do due diligence, then purchase the land, and upgrade it, we re-sell it to a developer, retaining the profit on the sale.

We have not conducted any transactions under this second area of operations to date.

The business model for our third area of operation, consulting work and joint ventures, involves two different revenue streams, one for consulting and one for joint ventures. When we consult for third parties who have already purchased the land, we charge $90 - $300 per hour to help facilitate the various issues needed for due diligence and upgrading the land, including the securing of mineral rights, surface rights, identifying zoning issues, helping to supply a study map and a tract map, contacting construction vendors to improve the site through grading, installing sewer hookups, etc.

When we do joint ventures, we enter into an exclusive profit sharing arrangement with the landowner and do the due diligence and upgrading of the land at our own expense without ever owning the land. We then identify a buyer of the land, and split the profit of the land 50/50 with the landowner.

We have not conducted any transactions under this third area of operations to date.

Marketing. With respect to finding property to purchase, we rely on direct marketing, which means we send out letters and make phone calls to property owners directly, inquiring if they are interested in selling their land. Members of our management team have even been known to find land that is prime for development, locate the land owner and knock on their door.

In terms of finding buyers to which to sell our acquired property, our industry is such that our first and second areas of operation require no marketing, as real estate is in extreme demand and there are no shortage of buyers. We use brokers when necessary to locate the best buyers for our land.

Our third area of operations, as it relates to consulting, should be marketed but we have not begun marketing our services in this area yet, but intend to within the next 12 months, as our time and cash flow allows. Marketing activities that we intend to perform include attending farmers’ conferences and builders conferences to market all our services.

Potential Future Business Models. We may wish to expand operations in the future, as time and money allow, by targeting large builders and offer to develop and acquire land for them, and/or targeting large farmers that have excess land that they could invest for development purposes. The feasibility of this is not high currently, but will depend upon the success of our current model. We may see this model taking off in the Fall of 2007.

Description of Property.

Our principal office is a rented space in a dedicated office building at 1200 Truxton Ave., Suite 130 in Bakersfield, California.

We currently do not own any property or other real estate.

Our investment policy does not restrict us in any way in the type of real estate we may invest in. All manner of residential, commercial, agricultural and industrial real estate may be purchased and re-sold in the manner we describe above. However, while we have no strict policy limiting the number of martgages placed on any single property, we place emphasis on purchasing land outright without any mortgages at all. We also will not purchase land with excessive liens or other encumbrances.

We do not, however, invest in real estate mortgages, nor any derivative instruments related to real estate, nor any other securities related to real estate.

Further, we do not intend to operate any commercial, agricultural or industrial property. We purchase such property only to re-sell it, and do not anticipate renting or leasing space or otherwise operating such facilities while in our possession.

Security Ownership of Certain Beneficial Owners and Management.

We have only one class of securities - our Common Stock.

The following represents the security ownership of the only person who owns more than five percent of our outstanding Common Stock:

Annette Davis	38,054,331 shares[1]	95.1% of class
c/o Pebble Beach Enterprises, Inc.	Direct ownership
1200 Truxton Avenue #130
Bakersfield, CA 93301

1 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.

Annette Davis	38,054,331 shares[1]	95.1% of class
Director and Treasurer	Direct ownership
c/o Pebble Beach Enterprises, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

Aaron Hashim	0 shares[2]	0% of class
President
c/o Pebble Beach Enterprises, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

Lesa Hashim	0 shares[3]	0% of class
Vice-President and Treasurer
c/o Pebble Beach Enterprises, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

Jennifer Davis	0 shares[4]	0% of class
Secretary
c/o Pebble Beach Enterprises, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

1 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
2 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
3 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
4 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.

Directors, Executive Officers, Promoters and Control Persons.

Annette Davis, 53, sole director - elected to directorship on July 26, 2004 to serve for one year; re-elected to directorship on July 26, 2005 for additional one-year term.

Ms. Davis had been CFO of Bakersfield Produce & Distributing, in Bakersfield, California, from 1977 until its closure in May 2002. Bakersfield Produce had revenues exceeding $60,000,000 annually. She supervised its accounting department, reviewed balance sheets and income statements, approved capital expenditures, coordinated with CPAs for audit and tax filings purposes, and negotiated contracts with legal departments. Ms. Davis was responsible for this corporation’s fiscal aspects.

Ms. Davis has also served as Controller of Andes River Company, LLC, in Bakersfield, California, from 1999 until it ceased operations in December of 2003. She held the fiscal responsibilities of this company, which imported produce from the South American country of Chile, with revenues of $40 million annually. Ms. Davis was responsible for its income and balance sheets, accounting department, approved all expenditures and outside business, established credit lines for the company, and coordinated with CPAs for tax returns in three states.

Ms. Davis also controls and is currently President of Adavco, Inc., which is a company, as we described earlier, which loans money to us as needed to purchase property, which we then sell for a profit at a later time. Adavco’s main line of business is a real estate development company, and it has constructed apartment buildings and custom homes, among other development projects, since its founding in 1982.

From 1999-2004, Ms. Davis was also Treasurer of Fresh Veg Broker.com, Inc., our former parent company whose business plan, which never was successful, was to create a website where buyers and sellers of produce could do deals with each other online.

Aaron Hashim, 28, president - elected to office on July 26, 2004 to serve for one year; re-elected to office on July 26, 2005 for additional one-year term.

Mr. Hashim was a member of Public Data Search from 1998 to 2002, where he performed background checks of applicants to various government and private sector job across various industries, as well as conducted public records searches regarding property rights, probate issues and title records.

Mr. Hashim served as a member of US Claim Services, LLC, a company specializing in accessing public records to locate people and sort out property and probate issues, from 2002 to 2004. In this capacity, Mr. Hashim was responsible for adding several government agencies - seeking to locate delinquent tax payers - to the company’s client list, which he did, improving the company’s revenues by over $200,000 annually. Mr. Hashim was also responsible for the work of 15 others.

Finally, from 2004 to present, Mr. Hashim has been a member of IBG, Inc., an Internet start-up company which removes people from pre-approved credit card offer rolls.

Jennifer Davis, 26, secretary - elected to office on July 26, 2004 to serve for one year; re-elected to office on July 26, 2005 for additional one-year term.

From 2001 - 2004, Ms. Davis worked for Bearing Point, a division of KPMG Consulting, first as a management analyst and then as a senior management analyst for the Department of Defense, wherein she provided day-to-day financial reporting assistance and management support to the business manager of Space and Naval Warfare regarding the Navy Marine Corp Intranet; provided guidance and oversight on proper allocation of funding as part of the DoD’s overall annual budget based upon project environment and needs;ility and trust with client and colleagues; streamlined and enhanced web-based tools; performed project management, use case development and requirements management analyses; and managed the project schedule, requirements identification, test script creation, systems integration testing, user training and end user support for web-based applications.

Currently, and since 2004, Ms. Davis has been a member of IBG, Inc., an Internet start-up company which removes people from pre-approved credit card offer rolls.

Lesa Hashim, 29, vice-president and treasurer - elected to both offices on July 26, 2004 to serve for one year; re-elected to both offices on July 26, 2005 for additional one-year term.

From 1999-2001, Ms. Hashim served as advertising manager for Brill Media in New York City, in which capacity she was responsible for completion of advertising sales business reports, including all financial and forecast reports.

From 2001-2004, Ms. Hashim was a member and Chief Operating Officer of U.S. Claim Services, LLC, a company specializing in accessing public records to locate people and sort out property and probate issues, wherein Ms. Hashim served as Acting Director of Human Resources and Acting Controller, responsible for the creation and analysis of all budget and financial planning reports, daily bookkeeping, payroll and tax preparation.

Finally, from 2004 to present, Ms. Hashim has been a member of IBG, Inc., an Internet start-up company which removes people from pre-approved credit card offer rolls.

Annette Davis, our sole Director, is the mother of Jennifer Davis, our Secretary. Annette Davis is also the aunt of Lesa Hashim and Aaron Hashim, who are brother and sister and first cousins to Jennifer Davis.

Neither our director nor any executives of Pebble Beach, nor any promoter or control person, was involved in any bankruptcy or insolvency action, nor was involved in any business which was involved in any such action at or within 2 years before the time of such filing, nor any criminal proceeding nor found to be in violation of any securities or futures laws or regulations nor has been barred or otherwise enjoined from participating in any type of business, securities or banking activities.

We do not have an audit committee financial expert serving on our audit committee, due to our relatively light revenues and operations and unreasonable expense an audit committee financial expert would pose for our business.

Executive Compensation.

None of the officers or directors of Pebble Beach is compensated, nor has received any compensation, as any employee, including any options or stock appreciation rights.

We have paid consultation fees to members of our management team, as follows:

Following the sale of the house in the Avalon neighborhood in Bakersfield, California, we paid three commissions:

$15,000 was paid to Select Research, a company controlled by our president, Aaron Hashim.
$15,000 was paid to HML Consulting, a company controlled by our vice-president and treasurer, Lesa Hashim.
$15,000 was paid to JD Consulting, a company controlled by our secretary Jennifer Davis.

We paid no consulting fees to members of our management after the sale of either of the two finished lots, and we have no formula or agreement to determine the consulting fees to be paid to members of our management with respect to each transaction we conduct.

We have no employee contracts of any kind.

Certain Relationships and Related Transactions.

We receive approximately 650 square feet of office space at 1200 Truxton Avenue, suite 130 in Bakersfield, California from Adavco, Inc., a company controlled by our Director Annette Davis, on a rent free basis. We have a verbal but reliable agreement with Adavco to continue in this fashion for the forseeable future.

Adavco also loaned money to us on two occasions. On October 10, 2004, Adavco loaned $5,000 to us for general administrative expenses. On October 31, 2004, Adavco loaned us $305,000 for the purchase of property. Both amounts - $310,000 in total - was repaid to Adavco on May 27, 2005. Although the loans carried an annual interest rate of 5%, per the terms of the agreements the interest was forgiven and recorded as paid in capital. Please see our financial statements and our agreements with Adavco, filed as exhibits.

Our business model depends, at least for the next 5-10 transactions, upon Adavco continuing to loan us money to purchase property.

Otherwise, there have been no transactions, nor are there any proposed transactions, involving us, wherein there was some indirect or direct material interest on the part of one of our management personnel, control persons, promoters, major shareholders, or any of these persons’ family members.

We have no parent companies.

The names of our promoters are as follows:

Fresh Veg Broker.com, Inc., a Nevada corporation

Aaron J. Hashim

Lesa Hashim

Annette Davis

Jennifer Davis

On July 26, 2004, Fresh Veg Broker.com, Inc. gave to us the business plan for the real estate investment business which we now are utilizing. In exchange, we issued 40,000,000 shares of our Common Stock to Fresh Veg. The value of the shares and the business plan were determined to be $0.

Outside of the above, none of our promoters has received nor is to be given anything of value by us.

Description of Securities.

We have only one class of securities: Common Stock. The rights of our Common Stock is as follows:

(i) DIVIDEND RIGHTS: The Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by law, subject to any contractual restrictions on which the Corporation is then subject.

The Board may fix, in advance, a record date for the determination of the shareholders entitled to notice of a meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall be not more than sixty (60) nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders or record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise of the rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation after the record date. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the meeting. The Board shall fix a new record date if the meeting is adjourned for more than forty-five (45) days.

If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which notice is given. The record date for determining shareholders for any purpose other than as set in this Section 8 or Section 10 of this Article shall be at the close of the day on which the Board adopts the resolution relating thereto, or the sixteenth day prior to the date of such other action, whichever is later.

(ii) VOTING RIGHTS: Each share of Common Stock, par value $0.001 has one vote. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented and voting at the meeting on any matter, shall be the act of the shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the number of shares required as noted above to constitute a quorum. Notwithstanding the foregoing, (1) the sale, transfer and other disposition of substantially all of the corporation's properties and (2) a merger or consolidation of the corporation shall require the approval by an affirmative vote of not less than two-thirds (2/3) of the corporation's issued and outstanding shares.

(iii) LIQUIDATION RIGHTS: Notwithstanding the foregoing (bylaws Section 5, “Quorum”), (1) the sale, transfer and other disposition of substantially all of the corporation's properties and (2) a merger or consolidation of the corporation shall require the approval by an affirmative vote of not less than two-thirds (2/3) of the corporation's issued and outstanding shares.

(iv) REPRESENTATION OF SHARES OF OTHER CORPORATIONS. - The President or any other officer or officers authorized by the Board or the President are each authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officer.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no public market currently for our Common Stock. Further, none of our shares are subject to outstanding warrants or options to purchase, or securities that are convertible into shares of our Common Stock. None of our shares are being or proposed to be offered publicly. We have not agreed to register any shares under the Securities Act for sale by security holders. None of our shares may be sold pursuant to Rule 144, because they were all issued through the spin-off, and therefore are restricted securities as defined by Rule 144(a)(3)(i): “Securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.” As restricted securities, our shares may not be re-sold until there is adequate current public information and a significant period of time has elapsed from the time of the spin-off, up to two years for non-affiliates.

There are approximately 57 holders of our shares of Common Stock.

Legal Proceedings.

We are not a party of any pending or existing legal proceedings, nor the subject of any governmental proceedings.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

There have been no changes in or disagreements with our accountants.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

On July 26, 2004, we gave 40,000,000 shares of our Common Stock to Fresh Veg Broker.com, Inc., a Nevada corporation, in exchange for a business plan for a real estate investment business which was valued at $0. We claim exemption from registration under section 4(2) of the Securities Act of 1933.

Indemnification of Directors and Officers.

We do have a provision in our bylaws regarding indemnification, as follows:

LIABILITY TO FURTHER CALLS OR TO ASSESSMENT BY THE ISSUER. The Corporation shall have power to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Corporation against any liability asserted against or incurred by the officer, director, employee or agent in such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify the officer, or director, employee or agent against such liability under the provisions of this Article.

To our knowledge, there is at this time no statute, charter provision, by-law provision, contract or other arrangement that insures or indemnifies one of our controlling persons, directors or officers which affects his or her liability in that capacity.

Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pebble Beach Enterprises, Inc.
(a development stage company)
Bakersfield, California

We have audited the accompanying balance sheet of Pebble Beach Enterprises, Inc., as of December 31, 2004 and the related statements of expenses, stockholders deficit, and cash flow for the period from July 30, 2004 (Inception) through December 31, 2004. These financial statements are the responsibility of Pebble Beach Enterprises, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pebble Beach Enterprises, Inc., as of December 31, 2004, and the results of its operations and its cash flow for the periods described in conformity with accounting principles generally accepted in the United States of America.

MALONE & BAILEY, PC

Date: May 25, 2005	By:	/s/ MALONE & BAILEY, PC
MALONE & BAILEY, PC
www.malone-bailey.com Houston, Texas

1 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
2 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
3 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
4 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.
5 There are no shares which the listed beneficial owner has the right to acquire within sixty days, from options, warrants, rights, conversion privilige or similar obligations or instruments.

PEBBLE BEACH ENTERPRISES, INC
(a development stage company)
BALANCE SHEET
December 31, 2004

ASSETS

Current Assets
Cash	$19,037
Land held for sale	290,953
Total Assets	$309,990

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accrued interest	$2,548
Long Term Liabilities
Note payable related party	310,000
Total Liabilities	312,548

Commitment	-

STOCKHOLDERS’ DEFICIT

Common stock, $.001 par value,
75,000,000 shares authorized,
40,000,000 shares issued and outstanding	40,000
Additional paid-in capital	(38,059)
Deficit accumulated during the development stage	(4,499)
TOTAL STOCKHOLDERS’ DEFICIT	(2,558)

TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$309,990

PEBBLE BEACH ENTERPRISES, INC.
(a development stage company)
STATEMENT OF EXPENSES
Period from July 30, 2004 (Inception)
Through December 31, 2004

General and administrative	$1,951
Interest expense	2,548
Net loss	$(4,499)
Basic and diluted loss per share	$(0.00)
Weighted average shares outstanding	40,000,000

PEBBLE BEACH ENTERPRISES, INC.
(a development stage company)
STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Through December 31, 2004

					Deficit
					Accumulated
				Additional	During
	Common Stock			Paid-in	Development
	Shares	$	$	Capital	Stage	Totals
Shares issued to Tiger Team
at formation	40,000,000	$40,000		$(40,000)	$-	$-
Imputed rent expense				1,941		1,941
Net loss	-	-		-	(4,499)	(4,499)
Balances, December 31, 2004	40,000,000	$40,000		$(38,059)	$(4,499)	$(2,558)

PEBBLE BEACH ENTERPRISES, INC.
(a development stage company)
STATEMENT OF CASH FLOWS
Period from July 30, 2004 (Inception)
Through December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,499)
Adjustments to reconcile net loss
to cash used in operating activities:
Land held for sale	(290,953)
Imputed rent expense	1,941
Changes in:
Accrued interest	2,548
NET CASH USED IN OPERATING ACTIVITIES	(290,963)
CASH FLOWS FROM FINANCING ACTIVITIES
Note payable related party	310,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	310,000
Cash balance, beginning of the period	-
Cash balance, ending of the period	$19,037
Supplemental disclosures:
Interest paid	$-
Taxes paid	-

PEBBLE BEACH ENTERPRISES, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Pebble Beach Enterprises, Inc. (“Pebble Beach”) was incorporated in Nevada on July 30, 2004. Pebble Beach is engaged in buying and selling land.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Pebble Beach considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Revenue Recognition. Pebble Beach recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. There were no revenues through December 31, 2004.

Advertising. In accordance with Accounting Standards Executive Committee Statement of Position 93-7, costs incurred for producing and communicating advertising of Pebble Beach are charged to operations as incurred. Advertising expense for the period from inception through December 31, 2004 was $0.

Income taxes. Pebble Beach recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Pebble Beach provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement 128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recently issued accounting pronouncements. Pebble Beach does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Pebble Beach’s results of operations, financial position or cash flow.

NOTE 2 - LAND HELD FOR SALE

Land held for sale consist of two lots of property located in Bakersfield, California purchased in November 2004 for $290,953. Both lots were sold in January and February 2005 for gross proceeds of $324,000.

NOTE 3 - NOTES PAYABLE TO RELATED PARTY

In October 2004, Pebble Beach borrowed a total of $310,000 from a related party. The notes carry interest at 5% per annum and are due on October 1, 2007.

NOTE 4 - COMMON STOCK

Tiger Team Technologies, Inc. (“Tiger Team”) (formerly known as Fresh Veg Broker.com, Inc.), incorporated Pebble Beach on July 30, 2004. On that day, Pebble Beach issued 40,000,000 shares to Tiger Team in exchange for a business plan with a value of $0. On August 3, 2004, Tiger Team spun the 40,000,000 shares off to Tiger Team’s shareholders. Each Tiger Team shareholder received 0.5436333 shares of Pebble Peach for every share of Tiger Team they owned.

NOTE 5 - INCOME TAXES

Pebble Beach uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During 2004, Pebble Beach incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $4,500 at December 31, 2004, and will expire in the year 2024.

At December 31, 2004, deferred tax assets consisted of the following:

Deferred tax assets
Net operating losses	$675
Less: valuation allowance	(675)
Net deferred tax asset	$0

NOTE 6 - COMMITMENT

Pebble Beach is using office space provided by a related party on a rent-free, month to month basis. The fair value of the office space is $388 per month. Pebble Beach had $1,941 of rent expense for the period from inception through December 31, 2004. The rent is contributed to capital by a related party as a credit to additional paid in capital.

PEBBLE BEACH ENTERPRISES, INC.
BALANCE SHEET
September 30, 2005
(unaudited)

ASSETS
Cash	$40,084

Total current assets	$40,084

LIABILITIES & STOCKHOLDERS’ EQUITY
Income tax payable	$7,500
Total current liabilities	7,500
Commitment	-

STOCKHOLDERS’ EQUITY
Common stock, $.001 par value, 75,000,000 shares
authorized, 40,000,000 shares issued and outstanding	40,000
Additional paid-in capital	(25,774)
Retained earnings	18,358
TOTAL STOCKHOLDERS’ EQUITY	32,584

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$40,084

PEBBLE BEACH ENTERPRISES, INC.
STATEMENTS OF OPERATIONS
Three and Nine Months Ending September 30, 2005 and period from July 30, 2004 (Inception) through September 30, 2004
(unaudited)

			Inception
			through
,			September 30,
	Three months	Nine Months	2004
Sales	$-	$611,581	$-

Cost of sales	-	512,623	-
Gross profit	-	98,958	-

General & administrative	52,816	62,360	777
Interest expense	-	6,242	-
Total expenses	(52,816)	(68,602)	(777)
Net income (loss) before
income tax expense	(52,816)	30,356	-

Income tax expense (recovery)	(7,499)	7,500	-
Net income (loss)	$(45,317)	$22,856	$(777)
Net income (loss) per share	$(0.00)	$0.00	$(0.00)
Weighted average shares
outstanding	40,000,000	40,000,000	40,000,000

PEBBLE BEACH ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2005 and period from July 30, 2004 (Inception) through September 30, 2004
(unaudited)

		Inception
		through
		September 30,
	Nine months	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$22,856	$(777)
Adjustments to reconcile net income (loss)
to cash provided by operating activities:
Imputed rent expense	3,496	-
Changes in:
Land held for sale	290,953	-
Accrued interest	6,243	-
Income tax payable	7,500	777

NET CASH PROVIDED BY OPERATING ACTIVITIES	331,047	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of notes payable - related parties	(310,000)	-

NET CASH USED IN FINANCING ACTIVITIES	(310,000)	-

NET CHANGE IN CASH	21,047	-
Cash balance, beginning of period	19,037	-
Cash balance, ending of period	$40,084	$-
Supplemental Information:
Taxes paid	$800	$-
Interest paid	-	-

NONCASH FINANCING ACTIVITIES:
Forgiveness of interest payable to related party	8,790	-

PEBBLE BEACH ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Pebble Beach Enterprises, Inc. (“Pebble Beach”), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited financial statements and notes thereto contained in Pebble Beach’s latest annual report filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal year 2004, as reported in the 10-SB, have been omitted.

NOTE 2 - ACCOUNTING POLICIES

Revenue Recognition. Pebble Beach recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

In the prior year, Pebble Beach was presented as a development stage enterprise. In the nine months ended September 30, 2005, Pebble Beach is no longer considered development stage and the additional disclosures have been removed.

NOTE 3 - NOTES PAYABLE TO RELATED PARTY

In October 2004, Pebble Beach borrowed a total of $310,000 from a related party through two separate notes. The notes carried interest at 5% per annum and were due on October 1, 2007. Both notes were repaid in full on May 27, 2005; however, pursuant to the terms of the notes, the interest, totaling $8,790, was waived by the related party and recorded as paid-in capital.

Index to Exhibits.

Index No.	Description
2(a)	Articles of Incorporation
2(b)	Bylaws
10(a)	Loan agreement with Adavco dated October 10, 2004
10(b)	Loan agreement with Adavco dated October 31, 2004
12	Consent of principal accountants

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PEBBLE BEACH ENTERPRISES, INC.

Date: January 30, 2006	By:	/s/ Aaron J. Hashim

Aaron J. Hashim, President